Exhibit 99.1

CytoMed Therapeutics Limited

1 Commonwealth Lane

#08-22

Singapore 149544

PROXY STATEMENT AND NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	April 19, 2024
CytoMed Therapeutics Limited	Singapore

To our shareholders:

It is my pleasure to invite you to our Annual General Meeting of Shareholders of CytoMed Therapeutics Limited (the “Company”) on May 15, 2024, at 11:00 A.M., Singapore time (May 14, 2024, at 11:00 P.M., Eastern Time). The meeting will be held at 1 Commonwealth Lane, #08-22, One Commonwealth, Singapore 149544 (the “AGM”).

The matters to be acted upon at the meeting are described in the Notice of Annual General Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

CytoMed Therapeutics Limited (THE “COMPANY”)

TIME:	May 15, 2024, at 11:00 A.M., Singapore Time (May 14, 2024, at 11:00 P.M., Eastern Time)
PLACE:	1 Commonwealth Lane, #08-22, One Commonwealth, Singapore 149544

The notice of the AGM sets out the business proposed to be conducted at the AGM, which includes both routine and special business, with the record date set as 13 May 2024 for purposes of determining eligibility to vote. The notice of AGM includes a form of proxy and voting instruction and is available at the Company’s website at www.cytomed.sg.

The AGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by webcast. Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of AGM in advance of the AGM. In order to be able to watch and listen to the meeting and to submit questions in advance, shareholders are required to register in advance of the AGM, by emailing to enquiry@cytomed.sg.

Shareholders wishing to vote are required to complete a form of proxy and voting instruction (contained in the notice of the AGM) to appoint the chairman of the AGM to cast their votes in accordance with their instructions. The form of proxy and voting instruction (contained in the notice of the AGM) must be completed and returned in accordance with the instructions contained therein by May 12, 2024, at 10:59 A.M., Singapore Time (May 11, 2024, at 10:59 P.M., Eastern Time) in the case of Beneficial Shareholders whose interests in the Company are reflected on the depository register (or by May 12, 2024, at 10:59 A.M., Singapore Time (May 11, 2024, at 10:59 P.M., Eastern Time) in the case of other shareholders).

YOU ARE RECEIVING THIS VOTING INFORMATION ON A MAILING RECORD DATE OF APRIL 19, 2024. THE TRUE RECORD DATE FOR THE AGM IS MAY 13, 2024. THUS, FOR YOUR VOTING INSTRUCTIONS TO BE COUNTED YOU MUST BE A HOLDER AS WELL ON MAY 13, 2024, OTHERWISE YOUR VOTES WILL NOT COUNT.

The purpose of the AGM is for the Shareholders of the Company to consider and, if thought fit, pass, with or without modifications, the following resolutions:

AS ROUTINE BUSINESS:

Proposal One	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2023;

Proposal Two	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2023;

Proposal Three	By an ordinary resolution, to approve the re-election of Mr. Choo Chee Kong who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as a Director. To also note the resignation of Mr. Wu Tao Thomas and Dr Lucas Luk Tien Wee as Directors. Both have given notice to the Company that they do not wish to stand for re-election as Directors;

Proposal Four	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Five	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Six	By an ordinary resolution, to approve payment of Directors’ fees of US$90,000 for the financial year ending December 31, 2024, and payment of Directors’ fees of US$70,000 for the financial year ended December 31, 2023.

Proposal Seven	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four or Proposal Five.

AS SPECIAL BUSINESS:

Proposal Eight	By an ordinary resolution, to resolved that:

	(a)	Pursuant to Section 161 of the Singapore Companies Act 1967 (the “Singapore Companies Act”) the Directors be and are hereby authorised to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors (the “Board”), such shares to rank pari passu in all respects with the existing issued ordinary shares in the capital of the Company in connection with the initial public offering of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to such members of the public and/or private placees who shall have applied for the shares in connection with the admission of the Company to Nasdaq, as the Board may decide.

	(b)	Pursuant to Section 161 of the Companies Act 1967 and all applicable laws (including but not limited to the listing rules of Nasdaq (the “Nasdaq Listing Rules”)), the Directors be and are hereby authorised to: (a) (i) issue (in addition to the new ordinary shares referred to in paragraph (a) above) new ordinary shares whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and (b) (notwithstanding this authorisation conferred may have ceased to be in force) issue new ordinary shares in pursuance of any Instruments made or granted by the Directors while this authorisation was in force, provided that:

		(1)	the aggregate number of new ordinary shares to be issued pursuant to such authority (including new ordinary shares to be issued in pursuance of the Instruments, made or granted pursuant to this authorisation but excluding new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”) effected under any relevant Instrument, which Adjustments shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

		(2)	in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

		(3)	unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

NOTES REGARDING THE PROPOSED RESOLUTIONS

Per the Constitution of the Company, ordinary resolution in relation to Proposal One through Five, inclusive, are routine business to be transacted at the AGM.

(i)	Proposal One covers the Singapore statutory financial statements which were prepared in conformity with the provisions of the Singapore Companies Act and will be made available to the shareholders on the Company’s website at www.cytomed.sg on and from April 29, 2024, being not less than fourteen days before the date of the AGM, as required under the Singapore Law.

(ii)	Proposal Two covers the audited financial statements for financial year ended December 31, 2023, which was included in the Form 20-F filed by the Company on April 22, 2024.

(iii)	Proposal Three covers the Directors who are required to retire at the AGM of the Company pursuant to Regulation 117 of the Constitution of the Company, which requires that at each AGM one-third of the Company’s Directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the Directors) are required to retire from office by rotation and then, pursuant to Regulation 118 of the Constitution, shall be eligible for re-election at the AGM. Set forth below is a brief biography of Mr Choo Chee Kong who will be standing for re-election as Director at the AGM.

(iv)	Proposal Four and Five deals with the re-appointment of the independent auditors, WWC, P.C. and KE Trust PAC, who has served as the Company’s statutory Auditors for the financial year December 31, 2023. The Audit Committee has approved and recommended to the Board the re-appointment of WWC, P.C. and KE Trust PAC as the Company’s statutory Auditors for the financial year ending December 31, 2024 and to perform other appropriate services. As a result, the Board has approved, subject to the shareholders’ approval, the re-appointment of WWC, P.C. and KE Trust PAC and, pursuant to Section 205(16) of the Singapore Companies Act, the Directors request shareholders to empower them to fix the auditors’ remuneration in their absolute discretion.

(v)	Proposal Six will allow the Company to pay director’s fees for services rendered by the Directors for the financial year ending December 31, 2024 and for the financial year ended December 31, 2023.

Per the Constitution of the Company, ordinary resolution in relation to Proposal Eight is special business to be transacted at the AGM.

(vi)	Proposal Eight is to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. If this resolution is approved, the authorization would be effective from the date of the AGM until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

DEFINITIONS

For purposes of this Notice (including the Form of Proxy and Voting Instruction) the following definitions are used.

Beneficial Shareholders: are persons or entities holding their interests in the Company’s shares as, or through, a participant in the Depository Trust Company, or DTC, in book entry form at a broker, dealer, securities depository or other intermediary and who are reflected in the books of such intermediary; also commonly referred to in the United States as “street name holders”.

Shareholder of Record: a person or entity whose name is reflected in the Company’s register of members as of 13 May 2024, and who is not necessarily a Beneficial Shareholder.

MEETING TO BE HELD PHYSICALLY

The AGM will be held physically, shareholders who are overseas will be able to watch and listen to the proceeding by webcast. Shareholders will also be able to submit questions relating to the items on the Proposals set out in the Notice of AGM in advance of the AGM. In order to be able to watch and listen to the meeting and to submit questions in advance, shareholders are required to register in advance of the AGM, by emailing to enquiry@cytomed.sg.. The Notice of AGM, Proxy Form and the Company’s Annual Report 2023 are available on the Company’s website at www.cytomed.sg and the U.S. Securities and Exchange Commission website at http://www.sec.gov. A shareholder (whether individual or corporate) may vote by appointing the Chairman of the meeting as his/her/its proxy to vote on his/her/its behalf at the AGM.

WHO MAY VOTE:	You may vote if you were a shareholder of record on 13 May 2024.

ANNUAL REPORT:	A copy of our 2023 Annual Report on Form 20-F (the “Annual Report”) is available on at the SEC’s website at http://www.sec.gov and in print upon request.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about May 1, 2024.

By order of the Board of Directors,

/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman

ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2023;

Proposal Two	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2023December 31, 2023;

Proposal Three	By an ordinary resolution, to approve the re-election of Mr. Choo Chee Keong who is retiring by rotation pursuant to Regulation 117 of the Constitution of the Company and who, being eligible, offers himself for re-election as a Director, to serve a term expiring at the next annual general meeting of shareholders or until his successor is duly elected and qualified. To also note the resignation of Mr. Wu Tao Thomas and Dr Lucas Luk Tien Wee as Directors. Both have given notice to the Company that they do not wish to stand for re-election as Directors;

Proposal Four	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Five	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion;

Proposal Six	By an ordinary resolution, to approve payment of Directors’ fees of US$90,000 for the financial year ending December 31, 2024, and payment of Directors’ fees of US$70,000 for the financial year ended December 31, 2023;

Proposal Seven	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four or Proposal Five; and

Proposal Eight	By an ordinary resolution, to resolved that:

(c) Pursuant to Section 161 of the Singapore Companies Act 1967 (the “Singapore Companies Act”) the Directors be and are hereby authorised to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors (the “Board”), such shares to rank pari passu in all respects with the existing issued ordinary shares in the capital of the Company in connection with the initial public offering of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit and allot the same to such members of the public and/or private placees who shall have applied for the shares in connection with the admission of the Company to Nasdaq, as the Board may decide.

(d) Pursuant to Section 161 of the Companies Act 1967 and all applicable laws (including but not limited to the listing rules of Nasdaq (the “Nasdaq Listing Rules”)), the Directors be and are hereby authorized to: (a) (i) issue (in addition to the new ordinary shares referred to in paragraph (a) above) new ordinary shares whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and (b) (notwithstanding this authorization conferred may have ceased to be in force) issue new ordinary shares in pursuance of any Instruments made or granted by the Directors while this authorization was in force, provided that:

(4) the aggregate number of new ordinary shares to be issued pursuant to such authority (including new ordinary shares to be issued in pursuance of the Instruments, made or granted pursuant to this authorization but excluding new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”) effected under any relevant Instrument, which Adjustments shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

(5) in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on May 13, 2024, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of April 19, 2024, we had 11,540,000 ordinary shares issued and outstanding.

Basis of voting

Votes shall be taken on a poll with one vote for each share. In respect of both the routine business and the special business, in order for a resolution to be passed, more than 50% of the eligible votes cast on the resolution must be in favor of the resolution. Whilst shares for which an abstention from voting has been recorded are counted toward the quorum of the meeting, the calculation of the percentage of votes cast in favor of the resolution disregards abstained votes. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

How do I vote before the Annual General Meeting?

If you are a shareholder of record, meaning that you hold your shares in certificate form, you have the following voting options:

To vote by Internet

1) Go to website www.proxyvote.com

To vote by Telephone

1) Call 1-800-690-6903.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign and date the voting instruction form.

3) Return the voting instruction form in the envelope provided or to 51 Mercedes Way, Edgewood, NY 11717.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting is on May 12, 2024, at 10:59 A.M., Singapore Time (May 11, 2024, at 10:59 P.M., Eastern Time).

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual General Meeting, (2) voting again over the Internet prior to the time of the Annual General Meeting, or (3) voting at the Annual General Meeting.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal One, Two, Three, Four, and Five, in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual General Meeting?

Your shares are counted as present at the Annual General Meeting if you attend the Annual General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual General Meeting, at least two shareholders must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual General Meeting. If a quorum is not present or represented, the chairman of the Annual General Meeting may, with the consent of the Annual General Meeting, adjourn the Annual General Meeting from time to time, without notice other than announcement at the Annual General Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One. The adoption of the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2023; This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Two. The adoption of the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2023; This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Three. The re-appointment of Mr. Choo Chee Kong. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Four. The ratification of auditor, WWC, P.C. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Five. The ratification of auditor, KE Trust PAC. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Six. The Directors’ Fees for financial year ending December 31, 2024 and for the financial year ended December 31, 2023. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Seven. The adjournment of the Annual General Meeting to a later date or dates in the event that there are insufficient votes for, or otherwise in connection with, the approval Proposal One, Proposal Two, Proposal Three, Proposal Four or Proposal Five. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

Proposal Eight. The authorization for the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. This proposal requires affirmative (“FOR”) votes of three-fourths of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual General Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal Six and Eight because each is considered a non-routine matter. Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five are considered to be routine matters and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual General Meeting.

SHAREHOLDER PARTICIPATION IN THE AGM

Shareholders can submit their questions in advance of the AGM in relation of the resolutions set out in the Notice of AGM:

(a)	By email to enquiry@cytomed.sg

All questions submitted in advance of the AGM must be received by May 10, 2024.

Shareholders (including CPF and SRS members) who wish to submit their questions by post or by email are required to indicate their full name (for individuals)/company name (for corporates), NRIC/passport number/company registration number, contact number, shareholding type and number of shares held together with their submission of questions, to the office address or email address provided. Persons who hold Shares through relevant intermediaries (as defined in Section 181 of the Companies Act 1967), other than CPF and SRS Investors, should contact their respective relevant intermediaries through which they hold such Shares to submit their questions related to the resolutions to be tabled for approval at the AGM based on the abovementioned instructions.

The Company will endeavour to address all substantial and relevant questions received from members prior to and on the day of the AGM by publishing their responses posted on the U.S. Securities and Exchange Commission website and the Company’s website. Where substantially similar questions are received, the Company will consolidate such questions and consequently not all questions may be individually addressed.

The result of the AGM will be published on the U.S. Securities and Exchange Commission website and the Company’s website after the AGM concludes.

Shareholders who wish to exercise their voting rights at the AGM may (where such members are individuals or corporates) appoint the Chairman of the AGM as their proxy to vote on their behalf at the AGM.

CUT-OFF TIMES

Submission of votes on a “Form of Proxy and Voting Instruction”

For submission of your “Form of Proxy and Voting Instruction” – by May 12, 2024, at 10:59 A.M., Singapore Time (May 11, 2024, at 10:59 P.M., Eastern Time).

Submission of questions to the Company

For submission by email to the Company of questions to be raised at the AGM – by May 10, 2024, at 11:59 P.M., Singapore Time (May 10, 2024, at 11:59 A.M., Eastern Time).

PERSONAL DATA

By participating in the AGM (through pre-registration, attendance or the submission of any questions to be raised at the AGM) and/or any adjournment thereof, submitting an instrument appointing a proxy and/or any adjournment thereof or submitting any details of the shareholder’s representative(s) in connection with the AGM, a shareholder of the Company (whether a Beneficial Shareholder or a Shareholder of Record) (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward-looking statements, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward- looking statements include the factors set out in the Company’s filings with the SEC. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events

BY ORDER OF THE BOARD

CytoMed Therapeutics Limited

(Company Registration No. 201808327H)

/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman

Date: April 24, 2024

CORPORATION INFORMATION

Registered Office 1 Commonwealth Lane #08-22 One Commonwealth Singapore 149544 Place of incorporation: Singapore Date of incorporation: March 9, 2018 Website: www.cytomed.sg	Company Secretary Tan Zi Jing, Clara 30 Cecil Street #10-01/02 Prudential Tower Singapore 049712

Transfer Agent Vstock Transfer, LLC 18 Lafayette Place Woodmere, NY 11598 USA Tel: +1(212)828-8436 Email: action@vstocktransfer.com

United States Proxy Agent Broadridge Financial Solutions, Inc. 605 Third Ave, New York, NY 10158, USA Tel: +1 (631) 254 7067

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO RECEIVE AND ADOPT THE DIRECTORS’ STATEMENT, THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

(ITEM 1 OF THE PROXY CARD)

Background

We are proposing the receipt and adoption of the Directors’ Statement and the audited financial statements of the Company for the financial year ended December 31, 2023. The audited financial statements are in reference to the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the adoption of the Director’s Statement and the audited financial statements of the Company be ratified by shareholders.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY AN ORDINARY RESOLUTION, TO RECEIVE AND ADOPT THE AUDITED FINANCIAL STATEMENTS IN RELATION TO FORM 20-F FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023

(ITEM 2 OF THE PROXY CARD)

Background

We are proposing the receipt and adoption of the audited financial statements of the Company for the financial year ended December 31, 2023 in relation to Form 20-F. The audited financial statements are in reference to the Singapore Statutory Financial Statements which were prepared in conformity with the provisions of the Singapore Companies Act.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-ELECTION OF MR. CHOO CHEE KONG WHO IS RETIRING BY ROTATION PURSUANT TO REGULATION 67 OF THE CONSTITUTION OF THE COMPANY AND WHO, BEING ELIGIBLE, OFFERS HIMSELF FOR RE-ELECTION AS A DIRECTOR, TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS OR UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED. TO ALSO NOTE THE RESIGNATION OF MR. WU TAO THOMAS AND DR LUCAS LUK TIEN WEE AS DIRECTORS. BOTH HAVE GIVEN NOTICE TO THE COMPANY THAT THEY DO NOT WISH TO STAND FOR RE-ELECTION AS DIRECTORS.
(ITEM 3 OF THE PROXY CARD)

Background

Our Board of Directors currently consists of 9 Directors, Mr. Choo Chee Kong, Dr Lucas Tuk Tien Wee, Dr Zeng Jieming, Dr Tan Wee Kiat, Prof. Loh Yuin Han, Dr Yew Chak Hua, Mr, Mark Leong Kei Wei, Mr. Wu Tao Thomas, and Dr Toh Keng Kiat. At the Annual General Meeting, the shareholders will vote on the re-election of Mr. Choo Chee Kong, with Dr Lucas Tuk Tien Wee and Mr. Wu Tao Thomas having provided notice to the Company that they do not wish to stand for re-election as Directors of the Company. Pursuant to Regulation 117 of the Company’s Constitution, one-third of the Directors on the Board of Directors will be up for re-election at the next Annual General Meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual General Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Mr. CHOO Chee Kong has been our Chairman since the incorporation of our Company in March 2018. Mr. Choo has over 20 years of experience in corporate finance. He is presently the executive vice chairman of CNMC Goldmine Holdings Limited (CNMC Group) which is listed on the SGX-ST (SGX-ST stock code: 5TP) since 2008 where he is responsible for the formulation of the strategic direction and expansion plans as well as the corporate governance of CNMC Group. He previously worked at DBS Bank Ltd of Singapore from 1986 to 2000. In the year 2000, Mr. Choo started his own corporate advisory and stockbroking boutique, Westcomb Financial Group Limited, which he listed on SGX-ST in 2004 (SGX-ST stock code: 5EC) and served as its Chief Executive Officer from 2000 to 2008. He served as an independent director at SGX-ST listed Second Chance Properties Ltd (SGX-ST stock code: 528) from February 2009 to November 2015 and SGX-ST listed FDS Networks Group Ltd (SGX-ST stock code: F07) from June 2008 to March 2015. He also served as a non-executive director at SGX-ST listed Advance SCT Limited (SGX-ST stock code: 5FH) from May 2012 to June 2015. He started his career in October 1981 as a Project Engineer with Esso Singapore Pte Ltd. Mr. Choo received a Bachelor of Engineering in Mechanical Engineering (First Class Honours) from University of Liverpool (United Kingdom) in July 1981 and a Master’s in business administration from the University of Bradford (United Kingdom) in December 1985. We believe that Mr. Choo’s extensive knowledge of our Company as founder and his experience in executive roles across multiple industries qualifies him to serve on our Board.

Board Diversity Matrix

This table below provides certain information regarding the diversity of our Board of Directors as of the date of this proxy statement.

As of April 24, 2024
Country of Principal Executive Offices	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	—	9	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Choo Chee Kong serves as the Chairman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF WWC, P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2024, AND THAT THE DIRECTORS BE EMPOWERED TO FIX THE AUDITORS’ RENUMERATION IN THEIR ABSOLUTE DISCRETION.

(ITEM 4 ON THE PROXY CARD)

Background

We are proposing to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024. The Audit Committee of the Board of Directors has appointed WWC, P.C. to serve as the Company’s financial year 2024 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of WWC, P.C. be ratified by shareholders.

Audit services to be provided by WWC, P.C. for the financial year 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of WWC, P.C. is not expected to be present at the Annual General Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of WWC, P.C. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF KE TRUST PAC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2024, AND THAT THE DIRECTORS BE EMPOWERED TO FIX THE AUDITORS’ RENUMERATION IN THEIR ABSOLUTE DISCRETION.
(ITEM 5 ON THE PROXY CARD)

Background

We are proposing to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024. The Audit Committee of the Board of Directors has appointed KE Trust PAC to serve as the Company’s financial year 2024 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of KE Trust PAC be ratified by shareholders.

Audit services to be provided by KE Trust PAC for the financial year 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of KE Trust PAC is not expected to be present at the Annual General Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

 If the appointment of KE Trust PAC is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SIX

BY AN ORDINARY RESOLUTION, TO APPROVE PAYMENT OF DIRECTORS’ FEES OF US$90,000 FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2024, AND PAYMENT OF DIRECTORS’ FEES OF US$70,000 FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2023
(ITEM 6 OF THE PROXY CARD)

Background

Pursuant to Regulation 65 of Company’s Constitution, our shareholders must approve the compensation we pay to our directors for services rendered in their capacity as directors. We are now asking our shareholders to approve payments to our Board of Directors for the financial year ending December 31, 2024, and for the financial year ended December 31, 2023, amounting to US$90,000 and US$70,000 respectively.

We believe the authorizations requested in this Proposal Six will benefit our shareholders by enabling us to attract and retain qualified individuals to serve as members of our Board and to continue to provide advice to, and independent oversight of, management.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL SEVEN

BY AN ORDINARY RESOLUTION, TO ADJOURN THE ANNUAL GENERAL

MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE, PROPOSAL TWO, PROPOSAL THREE, PROPOSAL FOUR, PROPOSAL FIVE, AND PROPOSAL SIX

(ITEM 7 ON THE PROXY CARD)

General

Proposal Seven, if adopted, will allow the Board to adjourn the Annual General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, and/or Proposal Five.

If Proposal Seven is not approved by our shareholders, the Board may not be able to adjourn the Annual General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, and/or Proposal Five.

Vote Required

This proposal requires affirmative (“FOR”) votes of at least a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL EIGHT

THE AUTHORIZATION OF THE DIRECTORS OF THE COMPANY TO ISSUE NEW ORDINARY SHARES OR TO MAKE OR GRANT OFFERS WHICH MAY REQUIRE NEW ORDINARY SHARES TO BE ISSUED

(ITEM 8 OF THE PROXY CARD)

Background

The Company is proposing to authorize the Board of Directors to issue such number of new ordinary shares in the capital of the Company as may be approved by the board of Directors in connection with the initial public offering of the Company at the price(s) to be determined by the Board and on such terms and conditions as the Board may at any time and from time to time think fit, as well as issue new ordinary shares whether by way of rights, bonus or otherwise, or to make or grant offers, agreements or options (collectively “Instruments”) that might or would require new ordinary shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) options, warrants, debentures or other instruments convertible into new ordinary shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit. This authority would further extend to the issuance of new ordinary shares in pursuance of any Instruments made or granted by the Directors while the authorization is in force.

This is provided that:

(1)	the aggregate number of new ordinary shares to be issued pursuant to such authority, excluding any new ordinary shares which may be issued pursuant to any adjustments (“Adjustments”), shall be made in compliance with all applicable laws (including the Nasdaq Listing Rules) for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company;

(2)	in exercising such authority, the Company shall comply with all applicable laws, including the provisions of the Act, the Nasdaq Listing Rules for the time being in force (unless such compliance has been waived by the Nasdaq) and the Constitution for the time being of the Company; and

(3)	unless revoked or varied by the Company in a general meeting by ordinary resolution, such authority shall continue in force until (i) the conclusion of the next annual general meeting of the Company or (ii) the date by which the next annual general meeting of the Company is required by law to be held, whichever is earlier.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least three-fourths of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual General Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual General Meeting or other information related to the proxy solicitation, you may contact the Company at +65 6250 7738.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director at CytoMed Therapeutics Limited, 1 Commonwealth Lane, #08-22, Singapore 149544. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ CHOO Chee Kong
CHOO Chee Kong
Director and Chairman

Control Number:	Number of Shares:	Registered Shareholder:

CytoMed Therapeutics Limited

1 Commonwealth Lane, #08-22

Singapore 149544.

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders

on May 15, 2024, at 11:00 A.M., Singapore time

(May 14, 2024, at 11:00 P.M., Eastern Time)

The undersigned hereby appoints Choo Chee Kong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of CytoMed Therapeutics Limited which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1, 2, 3, 4, 5, and 7.

Item 1	By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended December 31, 2023.

☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended December 31, 2023

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to approve the re-election of Mr. Choo Chee Kong who is retiring by rotation pursuant to Regulation117 of the Constitution of the Company and who, being eligible, offers himself for re-election as a Director, to serve a term expiring at the next annual general meeting of shareholders or until his successor is duly elected and qualified. To also note the resignation of Mr. Wu Tao Thomas and Dr Lucas Luk Tien Wee as Directors. Both have given notice to the Company that they do not wish to stand for re-election as Directors.

Choo Chee Kong	☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to ratify the appointment of WWC, P.C., as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024.

☐ For	☐ Against	☐ Abstain

Item 5	By an ordinary resolution, to ratify the appointment of KE Trust PAC as the Company’s independent registered public accounting firm for the financial year ending December 31, 2024.

☐ For	☐ Against	☐ Abstain

Item 6	By an ordinary resolution, to approve payment of Directors’ fees of US$90,000 for the financial year ending December 31, 2024 and payment of directors’ fees of US$70,000 for the financial year ended December 31, 2023.

☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two or Proposal Three.

☐ For	☐ Against	☐ Abstain

Item 8	By an ordinary resolution, to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2024

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

VOTING INSTRUCTIONS

To vote by Internet

1) Go to website www.proxyvote.com

To vote by Telephone

1) Call 1-800-690-6903.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign and date the voting instruction form.

3) Return the voting instruction form in the envelope provided or to 51 Mercedes Way, Edgewood, NY 11717.

Please note the latest we will accept voting is on May 12, 2024, at 10:59 A.M., Singapore Time (May 11, 2024, at 10:59 P.M., Eastern Time).